UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of May 2007

Commission File Number:    000-17791

ATLANTA GOLD INC.

(Translation of registrant’s name into English)

1250 – 155 University Avenue, Toronto, Ontario M5H 3B7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

On May 1, 2007, Atlanta Gold Inc. issued a press release “Atlanta Gold Completes C$3 million Financing”  and on May 2, 2007 filed a Material Change Report (Form 51-102F3) with Canadian securities regulators in respect of same, copies of which are attached.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLANTA GOLD INC.

By: /s/ Bill Baird

Name: Bill Baird

Title:   Interim Chief Executive Officer

Date:  May 2, 2007.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Atlanta Gold Inc.

Suite 1250, 155 University Avenue

Toronto, Ontario

M5H 3B7

Item 2.

Date of Material Change

May 1, 2007

Item 3.

News Release

A news release with respect to the material change described herein was released at Toronto on May 1, 2007 (copy attached).

Item 4.

Summary of Material Change

Atlanta Gold Inc. (the “Company”) announced that it had completed the private placement offering of 3,422,000 common shares at $0.90 per share for aggregate gross proceeds of $3,079,800.

Item 5.

Full Description of Material Change

The Company announced that it has completed the private placement offering, previously announced on April 16, 2007, of 3,422,000 common shares at a price of C$0.90 per share for aggregate gross proceeds of C$3,079,800.  The Company paid agent’s fees of C$173,988 in connection with the offering. The Company will use the net proceeds from the offering to explore its Atlanta gold property (“Atlanta”) located in Idaho, U.S.A. and for working capital purposes.

The Company also advised that the previously announced independent NI 43-101 technical report commissioned to provide an updated resource / reserve estimate at Atlanta using prevailing gold and silver prices, is now expected to be available in June 2007.

Item 6.

Reliance on subsection 7.1(2) or(3) of National Instrument 51-102 (Confidentiality Provisions)

None.

Item 7.

Omitted Information

None.

Item 8.

Executive Officer

For further information, contact Bill Baird, interim Chief Executive Officer of Atlanta Gold Inc. at 416-777-0013.

Item 9.

Date of Report

May 2, 2007

ATLANTA GOLD INC.

By: “Bill Baird”

Bill Baird

Interim Chief Executive Officer

NEWS RELEASE

May 1, 2007

Atlanta Gold Completes C$3 million Financing

Toronto, Ontario – Atlanta Gold Inc. (TSX: ATG) announced that it has completed the private placement offering, previously announced on April 16, 2007, of 3,422,000 common shares at a price of C$0.90 per share for aggregate gross proceeds of C$3,079,800.  The Company paid agent’s fees of C$173,988 in connection with the offering. The Company will use the net proceeds from the offering to explore its Atlanta gold property (“Atlanta”) located in Idaho, U.S.A. and for working capital purposes.

The Company also advised that the previously announced independent NI 43-101 technical report commissioned to provide an updated resource / reserve estimate at Atlanta using prevailing gold and silver prices, is now expected to be available in June 2007.

About the Company

Atlanta Gold Inc. (TSX: ATG) holds through its 100% owned subsidiary, Atlanta Gold Corporation, a 100% interest in Atlanta which comprises 1,891 acres and is located 65 miles east of Boise, in Elmore County, Idaho. A long history of mining makes Atlanta very suitable for the development of new mining projects.  Atlanta was historically mined from at least 24 underground adits when the gold price was US$20 - $35 per ounce.

The Company is focused on advancing its core asset, Atlanta, towards mine development and production and on acquiring, exploring and developing other attractive gold projects.

For further information contact:

Bill Baird                                                                                   Badshah Communications Group Ltd.

Interim CEO                                                                                           Telephone: (604) 408-7522

Telephone: (416) 777-0013; Fax: (416) 777-0014

E-mail: info@atgold.com